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NS Result of AGM

RESULT OF AGM

UNILEVER PLC

Released 16:08:54 30 April 2025

RNS Number : 8935G
Unilever PLC
30 April 2025

London, 30 April 2025

UNILEVER PLC

RESULTS OF ANNUAL GENERAL MEETING

Unilever PLC shareholders today approved each of the resolutions put to the 2025 A Resolutions 1 to 15 were passed as ordinary resolutions and resolutions 16 to 19 w resolutions. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for election or re-election and were duly elected or re-elected Unilever PLC:

Benoît Potier, Zoe Yujnovich, Fernando Fernandez, Adrian Hennah, Susan Kilsby, Ruby Lu Meakins and Nelson Peltz.

POLL RESULTS - ANNUAL GENERAL MEETING 30 April 2025

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% (SHA CAP VALI CA VOT FC AN AGA
1. To receive the Report and Accounts for the year ended 31 December 2024 together with the Directors' Reports and the Auditor's Report	1,799,634,775	99.23%	13,883,754	0.77%	1,813,518,529	73.8
2. To approve the Directors' Remuneration Report	1,311,939,513	72.29%	502,912,633	27.71%	1,814,852,146	73.9
3. To elect Benoît Potier as a Director	1,812,197,831	99.87%	2,397,611	0.13%	1,814,595,442	73.8
4. To elect Zoe Yujnovich as a Director	1,811,330,368	99.82%	3,201,110	0.18%	1,814,531,478	73.8
5. To re-elect Fernando Fernandez as a Director	1,812,853,767	99.88%	2,246,965	0.12%	1,815,100,732	73.9
6. To re-elect Adrian Hennah as a Director	1,685,812,240	92.91%	128,701,746	7.09%	1,814,513,986	73.8

7. To re-elect Susan Kilsby as a Director	1,808,866,372	99.69%	5,711,542	0.31%	1,814,577,914	73.8
8. To re-elect Ruby Lu as a Director	1,803,637,884	99.39%	11,045,923	0.61%	1,814,683,807	73.8
9. To re-elect Judith McKenna as a Director	1,806,431,561	99.55%	8,095,650	0.45%	1,814,527,211	73.8
10. To re-elect Ian Meakins as a Director	1,710,039,826	94.85%	92,812,901	5.15%	1,802,852,727	73.4
11. To re-elect Nelson Peltz as a Director	1,775,756,130	98.03%	35,682,557	1.97%	1,811,438,687	73.7
12. To reappoint KPMG LLP as Auditor of the Company	1,717,243,698	94.61%	97,806,035	5.39%	1,815,049,733	73.9
13. To authorise the Directors to fix the remuneration of the Auditor	1,780,180,403	98.07%	34,995,837	1.93%	1,815,176,240	73.9
14. To authorise political donations and expenditure	1,773,872,062	98.10%	34,267,088	1.90%	1,808,139,150	73.6
15. To renew the authority to Directors to allot shares	1,701,680,561	94.07%	107,219,254	5.93%	1,808,899,815	73.6
16. To renew the authority to Directors to disapply pre-emption rights	1,772,649,686	98.03%	35,591,216	1.97%	1,808,240,902	73.6
17. To renew the authority to Directors to disapply pre-emption rights in connection with acquisitions or capital investments	1,771,903,554	97.65%	42,552,420	2.35%	1,814,455,974	73.8
18. To renew the authority to the Company to purchase its own shares	1,812,190,140	99.86%	2,599,242	0.14%	1,814,789,382	73.9
19. To shorten the notice period for General Meetings (other than Annual General Meetings) to 14 clear days' notice	1,707,233,520	94.09%	107,229,423	5.91%	1,814,462,943	73.8

Resolution 2: 2024 Directors' Remuneration Report

While the Board is pleased that all resolutions were supported by a significant majority of s
2 was approved with a 72.29% majority.

The Board has actively engaged with shareholders over the last year in respect of a range
That dialogue has helped the Board to build a more detailed understanding of shareholde shareholders to gather additional context to support understanding of the Board's decision we will continue to engage and in line with the UK Corporate Governance Code, Unilev statement detailing the outcome of those engagements, including any actions taken as a of today's Annual General Meeting.

NOTES:

- The 'For' vote includes votes given at the Chair's discretion and details of proxy votes table above.
- As at close of business on 29 April 2025 the total number of issued ordinary share 2,524,997,338. Of those ordinary shares, 67,246,885 were held as treasury shares shares (including ordinary shares represented by Unilever PLC ADSs) were held by or or the Unilever Group (the "**Unilever Group Shares**"). The voting rights attaching to the Un not exercisable. Therefore, as at 11.30am on 30 April 2025, the total number of Unilev with exercisable voting rights was 2,455,865,805.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proport and 'against' a resolution.

In accordance with UK Listing Rule 6.4.2 copies of all the resolutions passed, other than or submitted to and available for inspection at the National Storage Mechanism and will shortl inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism. A copy of the resol found in the Chair's Letter and Notice of Meeting which is available on our website: www.ur

30 April 2025

Cautionary Statement:

This announcement may contain forward-looking statements within the meaning of the s jurisdictions, including 'forward-looking statements' within the meaning of the United S Litigation Reform Act of 1995. All statements other than statements of historical fact are, o forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'antici 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', ' 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative c similar expressions of future performance, results, actions or events, and their negatives, such forward-looking statements. Forward-looking statements also include, but are not lin information regarding Unilever's emissions reduction and other sustainability-related target sustainability matters (including actions, potential impacts and risks and opportunities Forward-looking statements can be made in writing but also may be made verbally by employees of the Unilever Group (the "**Group**") (including during management presentat this announcement. These forward-looking statements are based upon current expecta regarding anticipated developments and other factors affecting the Group. They are not they guarantees of future performance or outcomes. All forward-looking stateme announcement are expressly qualified in their entirety by the cautionary statements cc Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertair may be beyond the Group's control, there are important factors that could cause actual re from those expressed or implied by these forward-looking statements. Among other risk material or principal factors which could cause actual results to differ materially fro statements expressed in this announcement are: Unilever's global brands not meeting Unilever's ability to innovate and remain competitive; Unilever's investment choices in its the effect of climate change on Unilever's business; Unilever's ability to find sustainable packaging; significant changes or deterioration in customer relationships; the recruitment a employees; disruptions in Unilever's supply chain and distribution; increases or volat materials and commodities; the production of safe and high-quality products; secure and r execution of acquisitions, divestitures and business transformation projects, including the our Ice Cream business; economic, social and political risks and natural disasters; financ high and ethical standards; and managing regulatory, tax and legal matters and pract interpretation and application thereof and emerging and developing ESG reporting standar in implementation of climate and sustainability policies in the regions where the Group oper

The forward-looking statements are based on our beliefs, assumptions and expe performance, taking into account all information currently available to us. Forward-look predictions of future events. These beliefs, assumptions and expectations can change as a events or factors, not all of which are known to us. If a change occurs, our business, fina and results of operations may vary materially from those expressed in our forward-looking s The forward-looking statements speak only as of the date of this announcement. Exc applicable law or regulation, the Group expressly disclaims any intention, obligation or publicly any updates or revisions to any forward-looking statements contained herein to re Group's expectations with regard thereto or any change in events, conditions or circumsta statement is based. New risks and uncertainties arise over time, and it is not possible events or how they may affect us. In addition, we cannot assess the impact of each factor extent to which any factor, or combination of factors, may cause actual events, to diffe contained in any forward-looking statements. Further details of potential risks and uncertair are described in the Group's filings with the London Stock Exchange, Euronext Amsterdar and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the and Accounts 2024.

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